October 20, 2005

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Roanoke Electric Steel Corporation

Form 10-K for the fiscal year ended October 31, 2004

Form 10-Q for the quarters ended January 31, April 30, and July 31, 2005

Dear Mr. Decker:

I am in receipt of your letter dated October 3, 2005 to Mark G. Meikle, Chief Financial Officer of Roanoke Electric Steel Corporation (“RESC”), in which the Staff of the Division of Corporate Finance of the Securities and Exchange Commission has provided comments on the financial statements and related disclosures with respect to RESC’s From 10-K for the fiscal year ended October 31, 2004 and Form 10-Q for the quarters ended January 31, April 30, and July 31, 2005. RESC’s responses to the comments are set forth in the numbered paragraphs below, which correspond to the numbered comments in your letter. For your convenience, we have repeated your comments in this letter.

Form 10-K for the Year Ended October 31, 2004

1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in future filings, including your interim filings as appropriate.

RESC acknowledges the comment and has provided the requested disclosure or other revisions to the Staff’s comments in our responses below, as applicable, and will include such additional disclosures or other revisions in our future filings.

Mr. Rufus Decker

October 20, 2005

Exhibit 13 – 2004 Annual Report

Financial Statements, page 10

Note 3 – Properties and Depreciation, page 17

2.	The ranges of useful lives for each category of your property, plant and equipment are very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

RESC will revise Note 3, Properties and Depreciation, in future filings. If such revision had been made in the Form 10-K for the year ended October 31, 2004, Note 3 would have read as follows:

“Depreciation expense for the years ended October 31, 2004, 2003, and 2002, amounted to $14,554,355, $14,896,157, and $16,073,507, respectively. Asset useful lives are from 30 to 40 years for buildings and land improvements, 10 to 15 years for manufacturing machinery and equipment, up to 10 years for other property and equipment, and 3 years for software. Property additions included no capitalized interest for 2004, 2003, and 2002.”

Note 11 – Health Benefits and Postretirement Costs, page 22

3.	You state on page ten of your January 31, 2005 Form 10-Q that you adopted the disclosure requirements of SFAS 132R on October 31, 2004. However, the additional disclosures required by SFAS 132R are not included in this note. Please ensure your October 31, 2005 Form 10-K includes each of the disclosures required by SFAS 132R.

RESC, in future filings, will disclose anticipated future expenditures for the then current fiscal year. If such disclosure had been added to RESC’s Form 10-Q for the period ended July 31, 2005, the disclosure would have been as follows:

“The Company has booked appropriate future obligations under its postretirement health benefit plan, as required. The Company has paid total cash benefits (net of retiree contributions) of $112,413 for the nine months ended July 31, 2005, and expects to pay $149,884 for the entire fiscal year ending October 31 2005. The Company paid total cash benefits (net of retiree contributions) of $78,954 for the nine months ended July 31, 2004, and $105,000 for the fiscal year ended October 31 2004.”

We believe that this additional disclosure, in conjunction with the information already included in note 10 (including the information presented in the table) to RESC’s Form 10-Q for the period ended July 31, 2005, satisfies the disclosure obligations of SFAS 132R.

Mr. Rufus Decker

October 20, 2005

RESC, in its Form 10-K for the year ended October 31, 2005, will also ensure that the disclosures required by SFAS 132R are included.

Contractual Obligations, page 30

4.	Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Estimated payments under derivative commodity instruments.

Because this table is aimed at increasing transparency of cash flow, we believe these payments should be included in this table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

RESC will revise, in future filings, the table setting forth its contractual obligations to include estimated interest payments and estimated payments under derivative commodity instruments. If the additional information had been included in RESC’s Form 10-K for the year ended October 31, 2004, the table would have been as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt	64,752,012	6,000,000	12,000,000	46,752,012	—
Interest on Long-Term Debt (1)	11,340,000	3,340,000	4,900,000	3,100,000	—
Capital Lease Obligations	208,948	19,598	42,381	47,016	99,953
Operating Lease Obligations	7,727,865	1,777,719	3,151,890	2,798,256	—
Purchase Obligations	1,876,297	1,876,297	—	—	—
Payments under Derivative Commodity Instruments (2)	100,000	100,000	—	—	—
Other Long-Term Liabilities	3,545,148	200,000	500,000	500,000	2,345,148

Total	89,550,270	13,313,614	20,594,271	53,197,284	2,445,101

(1)	Reflects estimated future interest payments through the scheduled maturity date based on average borrowing rates, outstanding debt balances, and scheduled principal payments as of October 31, 2004

(2)	Reflects the maximum amount that the Company might incur under these instruments.

.

Mr. Rufus Decker

October 20, 2005

Critical Accounting Policies and Estimates, page 30

5.	Please tell us what consideration you gave to including the estimates involved in your application of the percentage of completion revenue recognition method as a critical accounting estimate.

RESC had not, to date, considered the estimates involved in its application of the percentage of completion method to be a critical accounting estimate for inclusion in this portion of RESC’s disclosure reports. After considering your comment, RESC believes that the application of the percentage of completion method does represent a critical accounting policy and estimate. In future filings, RESC’s critical accounting policies will include the following disclosure:

“Revenue is primarily recognized when title transfers upon shipment. Additionally, revenue is recognized on certain fabricated products sold pursuant to construction contracts utilizing the percentage-of-completion method. Percentage of completion is measured principally based on steel consumed on finished product as a percentage of the estimated steel required for each contract. RESC recognizes profit at the time revenue is recognized, based on its estimates as to the project status and the costs remaining to complete a particular project. If actual consumption exceeds estimated consumption, then the percentage of completion method is adjusted to prorate revenue up to the amount allowed by the contract.”

Form 10Q for the Quarter Ended July 31, 2005

Condensed Consolidated Statements of Earnings, page 2

6.	In the second quarter ended fiscal 2005 you began allocating a portion of your profit sharing expense to cost of sales. Please tell us more about the reasons for this change in presentation and the basis for including the expense in cost of sales.

In connection with conducting its first review of RESC’s interim financial statements, KPMG LLP made inquiries that prompted RESC to evaluate its reporting of profit sharing costs and consider whether a portion of such costs should be allocated to production costs. The qualitative factors considered were materiality and appropriate cost center allocation. RESC determined that profit sharing costs relating to production workers should be reclassified and allocated to production costs instead of including these costs in administrative expenses. Revenues, net earnings, earnings per share and balance sheets were unaffected by this reclassification, while cost of sales for the reported interim periods increased by approximately 2%, and the comparative gross margin differences were less than 1/2% for the same periods. During the 2003 and 2004 comparative periods, this quantification resulted in even less of an effect on cost of sales

Mr. Rufus Decker

October 20, 2005

and margins. Based on these qualitative results, and on RESC’s interpretation of SAB 99, RESC concluded that the impact of this change on prior periods to be immaterial, and did not consider it necessary to restate prior period financial statements.

Results of Operations, page 14

Cost of Sales and Gross Margins, page 14

7.	In your Form 8-K filed September 8, 2005 you state that margin compression in the third quarter is the result of lower production levels for most of your facilities. Please provide more detailed discussion in your MD&A of the factors contributing to the margin compression. In addition, please discuss the anticipated effect of adopting SFAS 151 under the heading Recently Adopted and Recently Issued Accounting Pronouncements on page 31.

RESC will, in future filings, include a more detailed discussion of the factors contributing to any margin compression. If such a discussion had been included in RESC’s Form 10-Q for the period ended July 31, 2005, the disclosure would have been as follows:

“Gross profit as a percentage of sales decreased from 17.7% to 14.0% for the three months. The decrease is mainly due to increased volume of lower margin billets (which historically have a margin approximately 2% below finished steel margins) and the effects of reduced raw steel (-12.6%) and mill (-20.9%) production levels on fixed costs, which offset the higher selling prices for all product classes and lower scrap costs.”

RESC does not believe that the adoption of SFAS No. 151 will have a material impact on RESC’s results of operations or financial condition. The appropriate disclosure will be included in future filings.

Item 4. Controls and Procedures, page 19

8.	You indicate that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in reports you file under the Exchange Act, is accumulated and communicated to the Company’s management and is recorded, processed, summarized, and reported as specified in Securities and Exchange Commission rules and form. Please revise your disclosure to state your conclusions while providing the complete definition of disclosure controls and procedures, or alternatively simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Mr. Rufus Decker

October 20, 2005

RESC, in future filings, will revise its disclosure to read as follows:

“Based on that evaluation of the Company’s disclosure controls and procedures (as defined by Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of _____, 200_, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.”

* * * * * * * * *

As part of its response to the comments in your letter, you requested that RESC acknowledge to the Commission its understanding of certain points set forth in your letter. In accordance with your request, RESC hereby acknowledges as follows:

•	RESC is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States

•	RESC may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

We trust that this adequately responds to the comments set forth in your October 3, 2005 letter. If you have further questions or comments, please do not hesitate to contact me by phone (540.983-7274) or e-mail (wwatson@roanokesteel.com).

Very truly yours,

William M. Watson, Jr.

General Counsel and Secretary